SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment )*

Ventyx Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92332V107
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,011,536 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,011,536 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 1,014,267 shares of Common Stock (as defined herein) held directly by venBio SPV III LLC, which is solely owned and managed by the Reporting Person.

CUSIP No. 92332V107	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,011,536
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,011,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 92332V107	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,011,536
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,011,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 92332V107	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Aaron Royston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,011,536
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,011,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 92332V107	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,011,536
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,011,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 92332V107	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,011,536
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,011,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 92332V107	Page 8 of 16 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Ventyx Biosciences, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 662 Encinitas Blvd., Suite 250, Encinitas, CA 92024.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	venBio Global Strategic Fund III, L.P., a Cayman Islands partnership (the “Fund III”);
ii.	venBio Global Strategic GP III, L.P., a Cayman Islands partnership (the “General Partner III”), which is the sole general partner of Fund III;
iii.	venBio Global Strategic GP III, Ltd., a Cayman Islands company (the “GP Ltd. III”), which is the sole general partner of the General Partner III;
iv.	Aaron Royston, a citizen of the United States of America and a director of the GP Ltd. III;
v.	Robert Adelman, a citizen of the United States of America and a director of the GP Ltd. III; and
vi.	Corey Goodman (together with Aaron Royston and Robert Adelman, the “Directors”), a citizen of the United States of America and a director of the GP Ltd. III.

The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158. The principal business of Fund III is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of the General Partner III is to act as the sole general partner of the Fund III. The principal business of the GP Ltd. III is to act as the sole general partner of the General Partner III. The principal business of each of the Directors is to manage the General Partner III and the GP Ltd. III.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The numbers reported herein reflect the 1 for 9.5644 reverse stock split effected by the Issuer on October 11, 2021.

On October 20, 2021, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (“SEC”) by the Issuer in connection with its initial public offering (the “IPO”) was declared effective. The closing of the IPO took place on October 25, 2021, and at such closing, Fund III purchased an aggregate of 312,500 shares of Common Stock at the IPO price of $16.00 per share.

CUSIP No. 92332V107	Page 9 of 16 Pages

Prior to the IPO, in February 2021, Fund III purchased from the Issuer 3,289,742 Series A Convertible Preferred Stock (the “Series A Preferred Shares”) at a price per share of $9.12 (the “Series A Financing”) and, in September 2021, Fund III purchased 395,027 Series B Convertible Preferred Stock (the “Series B Preferred Shares” and, collectively with the Series A Preferred Shares, the “Preferred Stock”) at a price per share of $12.66 (the “Series B Financing”).  A total of approximately $35,000,000 was paid by Fund III to acquire the Preferred Stock.  Immediately prior to the closing of the IPO, each share of Preferred Stock held by Fund III automatically converted on a one-for-one basis to shares of the Issuer's Common Stock.

Further, in connection with the purchase of Series A Financing, the Issuer entered into a restricted stock issuance agreement (the “Issuance Agreement”) with venBio SPV III, LLC (the “venBio SPV”), pursuant to which the Issuer issued 1,014,267 shares of Common Stock to venBio SPV as consideration for a portion of the purchase price paid to the Issuer by Fund III for the Series A Preferred Shares (the “Series A Financing Consideration”).  venBio SPV is wholly-owned and managed by Fund III.

As a result of the foregoing, upon closing of the IPO, the Reporting Persons hold a total of 5,011,536 shares of Common Stock.

The working capital of Fund III was the source of the funds for the Common Stock and the Preferred Stock acquired by Fund III and venBio SPV, as reported herein. No part of the purchase price of the Common Stock and Preferred Stock (together, the “venBio Shares”) was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the venBio Shares. A total of approximately $40,000,000, including commissions, was paid by Fund III to acquire the venBio Shares reported herein.

Item 4.	Purpose of Transaction

The response to Item 3 is incorporated by reference herein.

Fund III acquired and holds the Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, Fund III may distribute the Common Stock that it directly holds to its limited partners.

Aaron Royston, who is a director and partner of GP Ltd. III, and Richard Gaster, who is a partner of General Partner III, serve as directors of the Issuer. The Reporting Persons, either directly or indirectly through Mr. Royston or Mr. Gaster, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to, among other thing, (i) acquiring or disposing Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

CUSIP No. 92332V107	Page 10 of 16 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference herein. The percentage set forth in row 13 is based on 50,351,317 shares of Common Stock outstanding upon closing of the IPO, as confirmed in the Issuer’s current report on Form 8-K, filed with the SEC on October 25, 2021.

Fund III directly holds 3,997,269 shares of Common Stock, and venBio SPV directly holds 1,014,267 shares of Common Stock. As the sole owner and manager of venBio SPV, Fund III may be deemed to beneficially own the shares held by venBio SPV. As the sole general partner of Fund III, the General Partner III may be deemed to beneficially own the shares held by Fund III and venBio SPV, and as the sole general partner of the General Partner III, GP Ltd. III may be deemed to beneficially own the shares held by Fund III and venBio SPV. As directors of the GP Ltd. III, each of the Directors may be deemed to beneficially own the shares held by Fund III and venBio SPV.

(c) The response to Item 3 is incorporated by reference herein.  Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 3 and Item 4 is incorporated by reference herein.

Fund III (along with certain other stockholders) is party to an Amended and Restated Investors’ Rights Agreement, dated September 9, 2021 (the “IRA”), with the Issuer.  Pursuant to the terms of the IRA, Fund III and the other parties each is entitled to rights with respect to the registration of its Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), following the IPO.  These rights include (i) demand registration rights, pursuant to which, beginning six months after the completion of the IPO, the holders of at least fifty percent (50%) of the shares having demand registration rights have the right to demand that the Issuer file a registration statement, so long as the anticipated aggregate net offering price is greater than $15.0 million; (ii) Form S-3 registration rights, pursuant to which the holders of at least twenty percent (20%) of the shares having demand registration rights have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate number of shares to be offered and sold under such registration statement is at least $5.0 million; and (iii) piggyback registration rights, pursuant to which, if the Issuer registers any securities for public sale, a stockholder with registration rights will have the right, subject to certain exceptions, to include their shares of Common Stock in the registration statement.

The Issuer has agreed to pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations under the IRA (other than underwriting discounts and selling commissions) and up to $75,000 of fees and disbursements of one counsel for the selling stockholders.  The IRA registration rights expire on the earliest to occur of (i) three years after the completion of IPO, (ii) upon the closing of an acquisition of the Issuer or (3) such time as Rule 144 under the Securities Act or another similar exemption under the Securities Act is available for the sale of all shares by Fund III without limitation during a three-month period without registration. In addition, pursuant to the IRA, Fund III had the right to purchase up to ten percent (10%) of the shares of Common Stock issued in the IPO. The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 92332V107	Page 11 of 16 Pages

Except as described in this Schedule 13D, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Power of Attorney regarding filings under the Act.

Exhibit 99.3
Amended and Restated Investors’ Rights Agreement, dated September 9, 2021, by and among Ventyx Biosciences, Inc. and certain of its stockholders (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-1 filed by the Issuer with the SEC as File No. 333-259891).

CUSIP No. 92332V107	Page 12 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2021

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:	*
Title:	Director

By:	*
Title:	Director

By:	*
Title:	Director

CUSIP No. 92332V107	Page 13 of 16 Pages

*
Aaron Royston

*
Corey Goodman

*
Robert Adelman

By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.

CUSIP No. 92332V107	Page 14 of 16 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: November 4, 2021

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:	*
Title:	Director

By:	*
Title:	Director

By:	*
Title:	Director

CUSIP No. 92332V107	Page 15 of 16 Pages

*
Aaron Royston

*
Corey Goodman

*
Robert Adelman

By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.

CUSIP No. 92332V107	Page 16 of 16 Pages

Exhibit 99.2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David Pezeshki his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 2017.

/s/ Robert Adelman	/s/ Corey Goodman	/s/ Aaron Royston
Robert Adelman	Corey Goodman	Aaron Royston